Exhibit 99.1

Central GoldTrust

Friday April 30, 2010

Central GoldTrust (symbol: TSX – GTU.UN (Cdn.$) and GTU.U (U.S.$) NYSE Amex – GTU (U.S.$)) has today released selected financial information in U.S. dollars  relating to results of operations for the three months ended March 31, 2010.

CENTRAL GOLDTRUST
STATEMENTS OF NET ASSETS
(expressed in U.S. dollars)
	March 31	December 31
	2010	2009
Net assets:
Gold at market	$449,535,345	444,900,960
Cash	336,244	952,790
Short-term deposits	6,433,224	6,420,420
Prepaid expenses and other	196,778	134,860
	456,501,591	452,409,030
Accrued liabilities	(372,789)	(491,024)
Net assets representing Unitholders’ equity	$456,128,802	451,918,006
Represented by:
Capital
Units issued 10,918,000 (2009: 10,918,000)	$304,144,393	304,144,393
Retained earnings
inclusive of unrealized appreciation of holdings	151,984,409	147,773,613
	$456,128,802	451,918,006

Net asset value per Unit	$41.78	41.39

Exchange rate: U.S. $1.00 = Canadian	$1.0156	1.0466

Net asset value per Unit
expressed in Canadian dollars	$42.43	43.32

The change in net assets as reported in U.S. dollars, which will occur from period to period, will primarily be a result of the changing market price of gold and the proportion of gold held by the Trust.

Net assets increased by $4.2 million or 1% during the three month period ended March 31, 2010 to a total of $456.1 million.  This increase in net assets was attributable to the increase in the gold price during the period.

Box 10106, Meadowlands P.O., Ancaster, Ontario Canada L9K 1P3	Tel: (905) 304-GOLD(4653) Fax: (905) 648-4196
Courier Address: 55 Broad Leaf Crescent Ancaster, Ontario L9G 3P2	Website: www.gold-trust.com E-mail: info@gold-trust.com

CENTRAL GOLDTRUST
STATEMENTS OF INCOME
(expressed in U.S. dollars)

	Three months ended March 31,
	2010	2009
Income:
Interest	$990	11,629
Change in unrealized appreciation of holdings	4,646,372	10,392,935
Total income	4,647,362	10,404,564
Expenses:
Administration fees	236,381	130,442
Safekeeping fees and bank charges	107,745	39,345
Auditors’ fees	22,646	15,713
Trustees’ fees and expenses	20,133	12,918
Unitholder information	11,737	5,149
Stock exchange fees	11,552	5,957
Regulatory filing fees	11,234	21,395
Legal fees	9,082	24,617
Registrar and transfer agent fees	3,499	3,318
Miscellaneous	588	35
Foreign currency exchange loss	1,969	2,201
Total expenses	436,566	261,090
Net income
inclusive of the change in unrealized appreciation of holdings	$4,210,796	10,143,474
Net income per Unit
inclusive of the change in unrealized appreciation of holdings	$0.39	1.94

Net income (inclusive of the change in unrealized appreciation of holdings) for the three months ended March 31, 2010 amounted to $4,210,796 ($0.39 per Unit) compared to $10,143,474 ($1.94 per Unit) for the same period in 2009, after deducting expenses of $436,566 (2009: $261,090).  Expenses increased for the period, primarily due to higher administration and safekeeping fees resulting from the increase in net assets.

Virtually all of the reported income for the period represents the change in unrealized appreciation of holdings, which is not distributable income.

The total expenses of maintaining the Trust, expressed as a percentage of the average of the month-end net assets, were 0.10%  for the three months ended March 31, 2010 compared with 0.14% during the same period in 2009.  For the twelve months ended March 31, 2010, this expense ratio was 0.36% compared to 0.60% for the twelve months ended March 31, 2009.

Central GoldTrust is a passive, self-governing, single purpose trust, which invests primarily in long-term holdings of gold bullion and does not speculate in gold prices.  At March 31, 2010, the Units of Central GoldTrust were 98.6% invested in unencumbered, allocated, segregated and insured gold bullion. Units may be purchased or sold on The Toronto Stock Exchange and the NYSE Amex.

For further information, contact J.C. Stefan Spicer, President & CEO;
Email: info@gold-trust.com Website: www.gold-trust.com ; Telephone: 905-304-GOLD (4653).